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Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

United States

July 11, 2012

Tel: +1 214 978 3000

Fax: +1 214 978 3099

www.bakermckenzie.com

W. Crews Lott

Tel: +1 214 978 3042

Crews.Lott@bakermckenzie.com

Via EDGAR

Ms. Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:    Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed June 4, 2012 File

No. 333-181876

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed June 1, 2012

File No. 333-176464

Dear Ms. Ransom:

On behalf of our client Oncor Electric Delivery Company LLC (the “Company”), set forth below are the responses of the Company to your letter dated June 29, 2012, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-4 (File No. 333-181876) filed with the Commission on June 4, 2012 (the “Form S-4 Registration Statement”) and to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-176464) filed with the Commission on June 1, 2012 (collectively with the Form S-4 Registration Statement, the “Registration Statements”). For your convenience, we have included the staff’s comments below with the Company’s responses below the staff’s comments.

Registration Statement on Form S-4

General

1. We note that you are registering Senior Secured Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman &

*	Associated Firm

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

In response to the staff’s comment, the Company has provided the Commission a supplemental letter attached as Exhibit A hereto, stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Table of Contents, page 1

2. We note the penultimate sentence of the paragraph preceding the table of contents. Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your registration statement not misleading; please also revise to include a statement of such responsibility. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

Response

The Company has revised the Registration Statements in accordance with the Company’s conversation with the staff.

3. Please remove as inappropriate the Notice of Corporate Separateness immediately following the table of contents. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

July 11, 2012	Page 2

Response

The Company has revised the Registration Statements in accordance with the Company’s conversation with the staff.

Risk Factors, page 12

4. Please delete the language in the introductory paragraph referring to additional risks and uncertainties not currently known to you or that you currently consider immaterial. All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

Response

The Company has revised the Registration Statements in accordance with the staff’s comment.

Our ring-fencing measures may not work as planned, page 15

5. Please revise your disclosure to expand the discussion of the potential consequences of the failure of your ring-fencing strategy. In this regard, we note recent news reports regarding the potential vulnerability of your ring-fencing measures, as well as the negative change in your rating outlook as a result of “the contagion risk that Oncor is exposed to by its financially distressed affiliate, Texas Competitive Electric Holdings Company LLC (TCEH) and its ultimate parent, Energy Future Holdings Corp (EFH)” (February 27, 2012 announcement of Moody’s). Additionally, please revise the heading of this risk factor to add language reflecting the possibility that the ring-fencing strategy may completely fail. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

Response

The Company has revised the Registration Statements in accordance with the staff’s comment.

July 11, 2012	Page 3

Our Business and Properties, page 24

6. We note your disclosure regarding your ring-fencing strategy in the first paragraph on page 25, as well as similar disclosure in the fourth paragraph of the Management’s Discussion and Analysis of Financial Condition and Results of Operation section on page 30. In addition, we note your risk factor disclosure in the third full paragraph on page 15 that your ring-fencing strategy may not work as planned. Please expand your disclosure on page 25 and page 30, and other similar disclosure throughout the filing as necessary, to discuss the possibility that the ring-fencing arrangements will not be successful, as well as the related consequences. Please note that this comment also applies to your Post Effective Amendment No. 1 to Form S-1.

Response

The Company has revised the Registration Statements in accordance with the staff’s comment.

Undertakings, page II-8

7.	Please furnish the undertakings required by Item 22(b) and (c) of Form S-4.

Response

The Company has revised the Form S-4 Registration Statement and furnished the undertakings in accordance with the staff’s comment.

Exhibit 5.a, Opinion

8. Please explain why your counsel believes it is necessary to include the last sentence of the penultimate paragraph of its legality opinion. In this regard, we note the exceptions already contained in clauses (a), (b) and (c) of this paragraph.

Response

The Company has revised the legal opinion of counsel in accordance with the staff’s comment and filed such legal opinion as Exhibit 5(a) to the Amendment No. 1 to the Form S-4 Registration Statement.

July 11, 2012	Page 4

In connection with these responses, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

If you have any questions regarding the above responses, please contact me at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

July 11, 2012	Page 5

Exhibit A

(see attached)

July 11, 2012	Page 6

E. Allen Nye, Jr. Senior Vice President, General Counsel & Secretary
Oncor Electric Delivery 1616 Woodall Rodgers Fwy. 7th Floor Dallas, Texas 75202

Tel: 214.486.2771 Fax: 214.486.2190 allen.nye@oncor.com

July 11, 2012

Via EDGAR and Facsimile

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention:    Daniel Leslie

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4
Filed June 4, 2012
File No. 333-181876

Dear Sir:

This letter is being sent to you in connection with the above referenced Registration Statement filed by Oncor Electric Delivery Company LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $400,000,000 aggregate principal amount of the Company’s 4.10% Senior Secured Notes due 2022, $300,000,000 aggregate principal amount of the Company’s 4.55% Senior Secured Notes due 2041 and $500,000,000 aggregate principal amount of the Company’s 5.30% Senior Secured Notes due 2042 (collectively, the “Exchange Notes”), to be offered by the Company in exchange (the “Exchange Offers”) for a like principal amount of the Company’s issued and outstanding 4.10% Senior Secured Notes due 2022, 4.55% Senior Secured Notes due 2041 and 5.30% Senior Secured Notes due 2042 (collectively, the “Outstanding Notes”).

The Company is registering the Exchange Offers in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offers prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offers a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offers.

The Company will commence the Exchange Offers for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offers will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Please do not hesitate to call me or W. Crews Lott of Baker & McKenzie LLP at (214) 978-3042 if you have any questions regarding this letter.

Very truly yours,

/s/ E. Allen Nye, Jr.

E. Allen Nye, Jr.